SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

SEACOR HOLDINGS INC.
(Name of Subject Company (Issuer))

SEACOR HOLDINGS INC.
(Name of Filing Person (Issuer))

2.50% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

811904 AM3

(CUSIP Number of Class of Securities)

_____________________

William C. Long
Executive Vice President, Chief Legal Officer and Corporate Secretary
Seacor Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, Florida 33316
(954) 523-2200

_____________________

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________

Copy to:

Brett Nadritch

David Zeltner
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005-1413
(212) 530-5301

_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,484,728	$11,887.85

____________________________________

*

Calculated solely for purpose of determining the amount of the filing fee. The repurchase price of the 2.50% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but not including, the repurchase date. As of November 10, 2017, there was $95,458,000 in aggregate principal amount of the Notes outstanding, and it is expected that there will be accrued and unpaid interest in an amount equal to $0.28 per $1,000 principal amount of Notes due on the repurchase date, resulting in an aggregate maximum purchase price of $95,484,728.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the valuation of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,887.85	Filing Party:	SEACOR Holdings Inc.
Form or Registration No. :	Schedule TO, File No. 005-42593	Date Filed:	November 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	___ party tender offer subject to Rule 14d-1.
☒	___ under offer subject to Rule 13e-4.
☐	___ private transaction subject to Rule 13e-3
☐	____ to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 13, 2017 by SEACOR Holdings Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 to the Schedule TO, filed with the SEC on November 29, 2017 (the “Amendment No. 1”), by Amendment No. 2 to the Schedule TO, filed with the SEC on December 13, 2017 (the “Amendment No. 2”) and by Amendment No. 3 to the Schedule TO, filed with the SEC on December 14, 2017, with respect to the right of each holder (the “Holder”) of the Company’s 2.50% Convertible Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes (the “Put Option”), as set forth in the Company’s Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017 and filed as an exhibit to the Schedule TO. This Amendment No. 4 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

Pursuant to the terms of the Notes and the Indenture, the Company was obligated, at the option of each Holder, to repurchase on December 19, 2017 all Notes validly surrendered for repurchase and not validly withdrawn prior to 5:00 p.m., New York City time, on December 18, 2017. Based on final information provided to the Company by the Trustee, as trustee and paying agent, $31,003,000 aggregate principal amount of Notes was validly surrendered for repurchase, and not validly withdrawn, in the Put Option. The Company has accepted for purchase all such tendered Notes. The aggregate consideration for all of the Notes surrendered for repurchase pursuant to the Put Option was $31,011,611.94, which includes accrued and unpaid interest to, but not including, December 19, 2017. The Company has delivered the aggregate consideration to the Trustee for distribution to the Holders. The Company paid for such Notes using cash on hand. After giving effect to the repurchase of the surrendered Notes pursuant to the Put Option, an aggregate principal amount of $64,455,000 of the Notes remains outstanding.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017.

(a)(1)(B)* (a)(1)(C) *	Form W-9. Summary Advertisement published in The New York Times on November 13, 2017.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on November 13, 2017.

(a)(5)(B)*	Press Release issued by the Company on November 28, 2017.

(a)(5)(C)*	Press Release issued by the Company on December 13, 2017. (Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated December 13, 2017.)

(a)(5)(D)	Press Release issued by the Company on December 19, 2017.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR HOLDINGS INC.

By:	/s/ William C. Long

Name: William C. Long
Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

Dated: December 19, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017.

(a)(1)(B)* (a)(1)(C) *	Form W-9. Summary Advertisement published in The New York Times on November 13, 2017.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on November 13, 2017.

(a)(5)(B)*	Press Release issued by the Company on November 28, 2017.

(a)(5)(C)*	Press Release issued by the Company on December 13, 2017. (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 13, 2017.)

(a)(5)(D)	Press Release issued by the Company on December 19, 2017.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.